UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  March, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and
Subsidiary
Consolidated and Reclassified Combined
Financial Statements at
December 31, 2005 and 2004
and Report of Independent Auditors

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Contax Participações S.A.

1
We have audited the accompanying balance sheets of Contax Participações S.A. and the consolidated balance sheets of Contax Participações S.A. and its subsidiary as of December 31, 2005 and 2004, and the related statements of operations, of changes in stockholders’ equity and of changes in financial position of Contax Participações S.A., as well as the related consolidated and reclassified combined statements of operations and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3
As described in Note 11, at December 31, 2003, the subsidiary TNL Contax S.A. owned a real estate property in the City of Rio de Janeiro, with a carrying amount of R$ 53,586 thousand, which was classified in the balance sheet under long-term assets - assets held for sale, as management did not intend to use the property in the normal course of business. At that time, it was not possible for us to assess the adequacy of this amount because management did not present an assessment to determine the potential realization value of the property. Subsequently, also as explained in Note 11, on October 15, 2004, management obtained an appraisal report prepared by independent experts assessing the realizable value of the property at R$ 17,211 thousand. Accordingly,

Contax Participações S.A.

during the year ended December 31, 2004, management recorded a provision in the amount of R$ 36,375 thousand to adjust the carrying value of the property to its realizable value. Consequently, the reclassified combined results for the year ended December 31, 2004 are understated, by this amount. This property was sold in 2005 to Telemar Norte Leste S.A., a related company, at the net book value of R$ 17,211 thousand.

4
In our opinion, except for the effect of the accounting adjustment related to the provision to adjust the property for sale to its realizable value, as mentioned in the preceding paragraph for the year ended December 31, 2004, the financial statements audited by us present fairly, in all material respects, the financial position of Contax Participações S.A. and of Contax Participações S.A. and its subsidiary at December 31, 2005 and 2004, and the results of its operations, the changes in stockholders’ equity and the changes in its financial position for the years then ended, as well as the consolidated and reclassified combined results of operations and of changes in financial position for the years then ended, in accordance with accounting practices adopted in Brazil.

5
As described in Note 2 to the financial statements, the reclassified combined balance sheet at December 31, 2004 and the related reclassified combined statements of operations and of changes in financial position for the year ended December 31, 2004 were prepared as if TNL Contax S.A. had been a subsidiary company of Contax Participações S.A. since January 1, 2004.

Rio de Janeiro, February 24, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Marcos D. Panassol
Contador CRC 1SP155975/O-8 "S" RJ

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Balance Sheets at December 31
Expressed in thousands of Reais, unless otherwise stated	(A free translation of the original in Portuguese)

		Parent Company		Consolidated

Assets	Note	2005	2004	2005	2004

Current assets
Cash and cash equivalents	9	89,246	58,797	229,488	85,152
Accounts receivable				32,843	39,039
Deferred and recoverable taxes	10	6,655	171	45,757	22,352
Assets held for sale	11				17,211
Prepaid expenses and other assets		8		4,121	3,987

		95,909	58,968	312,209	167,741

Long-term asssets
Loans with subsidiary	18		25,345
Deferred and recoverable taxes	10			25,880	46,784
Judicial deposits				3,784	1,277
Credits receivable	15			13,087	7,020
Other assets				127

			25,345	42,878	55,081

Permanent assets
Investments	12	269,357	197,606
Property and equipment	13			225,840	178,469
Deferred charges					745

		269,357	197,606	225,840	179,214

Total assets		365,266	281,919	580,927	402,036

		Parent Company		Consolidated

Liabilities and stockholders' equity	Note	2005	2004	2005	2004

Current liabilities
Suppliers		90	9	52,787	33,048
Payroll and related accruals				101,267	64,783
Taxes payable	14	4,583	581	36,679	11,299
Proposed dividends	16	13,469	1,359	13,469	1,359
Other liabilities		1		685	462

		18,143	1,949	204,887	110,951

Long-term liabilities
Provision for contingencies	15			28,917	10,856
Other liabilities			84		343

			84	28,917	11,199

Stockholders' equity	16
Capital stock		223,873	223,873	223,873	223,873
Capital reserve		50,000	50,000	50,000	50,000
Earnings reserve		73,250	6,013	73,250	6,013

		347,123	279,886	347,123	279,886

Total liabilities and stockholders' equity		365,266	281,919	580,927	402,036

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Statements of Operations
Years Ended December 31
Expressed in thousands of Reais,
unless otherwise stated	(A free translation of the original in Portuguese)

					Reclassified
		Parent Company		Consolidated	combined

	Note	2005	2004	2005	2004

Gross operating revenue				1,128,912	709,346
Deductions from gross revenue				(84,125)	(54,730)

Net operating revenue				1,044,787	654,616

Cost of services rendered	4			(855,857)	(574,008)

Gross profit				188,930	80,608

Operating income (expenses)
Equity results	12	71,751	6,175
Selling and general and administrative	4	(1,227)	(18)	(59,742)	(51,717)
Other operating income (expenses), net	5	(11)	2	(12,844)	(1,801)

		70,513	6,159	(72,586)	(53,518)

Operating income before financial results		70,513	6,159	116,344	27,090
Financial results	6	14,739	1,955	14,182	(14,325)

Operating income		85,252	8,114	130,526	12,765
Non-operating expense, net	7			235	(36,375)

Income (loss) before income tax
and social contribution		85,252	8,114	130,761	(23,610)
Income tax and social contribution:
Current	8	(4,583)	(580)	(27,230)	(8,409)
Deffered	8			(22,862)	14,402

Net income (loss) for the year		80,669	7,534	80,668	(17,617)

Total stock outstanding on the balance
sheet date (thousand)		382,122	379,803

Net income per thousand shares
outstanding at the balance sheet date (in Reais)		R$ 211.11	R$ 19.84

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Statements of Changes in Stockholders' Equity - Parent Company
Expressed in thousands of Reais, unless otherwise stated	(A free translation of the original in Portuguese)

			Earnings reserve

		Additional			Unrealized	Accumulated
	Capital	paid-in			income	earnings
	stock	capital	Legal	Statutory	reserve	(losses)	Total

At December 31, 2003	165					(162)	3

Additional paid-in capital	223,708						223,708
Additional paid-in capital		50,000					50,000
Net income for the year						7,534	7,534
Appropriation of net income:
Appropriation to legal reserve			377			(377)
Proposed dividends (R$ 3.58 per thousand shares)						(1,359)	(1,359)
Unrealized income reserve					5,636	(5,636)

At December 31, 2004	223,873	50,000	377		5,636		279,886

Net income for the year						80,669	80,669
Appropriation of net income:
Appropriation to legal reserve			4,033			(4,033)
Appropriation to statutory reserve				57,477		(57,477)
Proposed dividends (R$ 35.15 per thousand shares)						(13,432)	(13,432)
Unrealized income reserve					5,727	(5,727)

			4,410	57,477	11,363

At December 31, 2005	223,873	50,000		73,250			347,123

	2005	2004

Equity value per thousand shares	R$ 908.41	R$ 736.92

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Statements of Changes in Financial Position
Years Ended December 31
Expressed in thousands of Reais,
unless otherwise stated	(A free translation of the original in Portuguese)

				Reclassified
	Parent Company		Consolidated	combined

	2005	2004	2005	2004

Financial resources were provided by:
Operations
Net income (loss) for the year	80,669	7,534	80,669	(17,617)
Expenses (income) not affecting working capital
Equity accounting adjustments	(71,751)	(6,175)
Depreciation			41,858	25,226
Amortization			745	746
Provision for contingencies			10,908	613
Interest and long-term monetary /foreign exchange variations, net		(1,176)	1,000	10,017
Residual value of permanent assets written-off			(235)
Provision for losses on discontinued assets				36,375
Deferred income tax and social contribution				(1,831)

	8,918	183	134,945	53,529

Shareholders
Capital increase		223,708		40,000
Addicional paid-in capital		50,000		50,000
Funds raised with Parent Company		84		84

		273,792		90,084

Third parties
Transfer of long-term assets to current assets	25,345		20,904	17,211
Sale of fixed assets (market value)			642

	25,345		21,546	17,211

Total funds provided	34,263	273,975	156,491	160,824

Financial resources were used for:
Increase in long-term assets		24,170	2,634	830
Corporate interest in TNL Contax
Transfer of stock control by TNL		183,030
In Brazilian currency		8,400
In property and equipment			89,637	98,203
Long-term liabilities reduction	84		256
Proposed dividends	13,432	1,359	13,432	1,359
Net transfers of long-term liabilities to current liabilities				1 4,857

Total funds used	13,516	216,959	105,959	115,249

Increase in working capital	20,747	57,016	50,532	45,575

Changes in working capital
Current assets
At the end of the year	95,909	58,968	312,209	167,741
At the beginning of the year	58,968	5	167,741	144,648

	36,941	58,963	144,468	23,093

Current liabilities
At the end of the year	18,143	1,949	204,887	110,951
At the beginning of the year	1,949	2	110,951	133,433

	16,194	1,947	93,936	(22,482)

Increase in working capital	20,747	57,016	50,532	45,575

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated and Reclassified Combined
Financial Statements at December 31, 2005 and 2004
Expressed in thousands of Reais, unless otherwise stated

1 Operations

Contax Participações S.A. ("Contax Participações" or the "Company") is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quota holder in Brazil or abroad. Its only subsidiary, TNL Contax ("TNL Contax"), is a contact center service provider that offers a variety of integrated customer interaction solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax and others.

Corporate reorganization

Contax Participações

Contax Participações was established on July 31, 2000 under the name Caroaci Participações S.A., spun off from Poconé Participações S.A. In December 2003, Tele Norte Leste Participações S.A. ("TNL") took over its share control from GP Administradora de Ativos S.A. through acquiring 99.9% of its interest in the Company's capital. Until November 26, 2004, Contax Participações had no operating activities, nor any subsidiary company.

On November 26, 2004, TNL issued a relevant fact, announcing that its Board of Directors had approved to spin off the contact center activities run by its subsidiary TNL Contax. This transaction is summarized below:

  Alteration of the registered corporate name Caroaci Participações S.A. to Contax Participações S.A. ("Contax Participações"); and

  subscription and full payment of an increase in the capital stock of Contax Participações by TNL totaling R$ 223,708, and additional paid-in capital in the amount of R$ 50,000 through: (i) transfer of all stock issued by TNL Contax held by TNL on October 31, 2004, valued at R$ 126,030; (ii) transfer of the credit held by TNL against TNL Contax in the amount of R$ 57,678 arising from an outstanding loan between the parties, also on October 31, 2004; and (iii) payment in Brazilian currency of R$ 90,000.

Consequently, on November 26, 2004, stock control of TNL Contax was transferred from TNL to Contax Participações.

On December 29, 2004, an Extraordinary General Meeting of TNL approved the transfer of full share control of Contax Participações to TNL's shareholders, without changing the number of shares, through a reduction in its capital share with the subsequent delivery of the Contax Participações shares to all shareholders in the same percentage participations held in TNL's capital. Sixty days after the announcement of the approval of this corporate restructuring through the registration of the corresponding Minutes of the Stockholders’ Meeting with the Board of Trade, there was no opposition from the creditors or any of the stockholders. Consequently, this corporate restructuring became effective on March 9, 2005, in compliance with Brazilian Corporate Law.

On February 17, 2005, TNL disclosures notice to the shareholders related to the reduction of the share capital, communicating the information to register Contax Holding on the São Paulo Stock Exchange ("BOVESPA"), as well as instituting an "American Depositary Receipts" ("ADR's") Program of the preferred stocks of Contax Holding in the Over-the-counter market of the United States, and its register with the Securities and Exchange Commission ("SEC") was being prepared.

On August 17, 2005, an Extraordinary General Meeting of Contax Participações approved the split of the total of its outstanding shares, implying in a issue of 2,318,240 new shares (772,758 common shares and 1,545,482 preferred shares), which have been fully allocated to TNL to be distributed, accordingly to the aforementioned Extraordinary General Meeting held on December, 29, 2004, to TNL’s shareholders, in a ratio 1:1, thus satisfying the capital share reduction mentioned above. As a result, Contax Participações’ capital of R$ 223,873,116.10, is now represented by 382,121.717 shares, of which 127,373,917 are common shares and 254,747,800 are preferred shares (see Details in Note 16).

After the above-mentioned registration of Contax Holding with BOVESPA and SEC, the stocks and ADRs of Contax Holding were transferred to the shareholders and ADRs owners of TNL, on September 1 and 6, 2005, respectively. The negotiations had been initiated on August 29, 2005 on BOVESPA and on August 31, 2005 on the over-the-counter market of the United States.

TNL Contax

TNL Contax S.A. ("TNL Contax") was established on August, 1998, under the name of TNext S.A. ("TNext"), to render hosting services for client databases, information and equipment, in addition to other specialized back-up and network administration services. On December 11, 2002, TNL Contax altered its registered name to TNL Contax. On February 3, 2003, the take-over of Contax S.A. by TNL Contax was approved based on the accounting report assessing its stockholders' equity at January 31, 2003. Contax S.A. was established on April 3, 2000 in order to render contact center services and started its operations in November 2000. This take-over was approved by an Extraordinary General Meeting of Tele Norte Leste Participações S.A. ("TNL"), which was its parent company at that time.

The data center operations of TNext were discontinued by TNL due to strong competition and the high capacity of the competitors in this segment, as well as the consolidation of this market among major technology companies. TNext's operations were disposed of to Hewlett Packard ("HP") on June 30, 2003.

Acquisition of Inovação

On April 1, 2004, after approval by TNL's Board of Directors and as part of winning the contact center service contract for Orbitall Serviços e Processamento de Informações Comerciais Ltda. ("Orbitall"), TNL Contax acquired all the quotas issued by Inovação Contact Center Serviços de Contatos Telefônicos Ltda. ("Inovação", an Orbitall subsidiary), which were purchased for an amount of R$ 2,754, with neither goodwill nor negative goodwill being recorded on this transaction. On the acquisition date, Inovação's operations consisted of 2,031 workstations, rendering services to major clients such as Credicard, Citibank, Itaú, Caixa Econômica Federal and Banespa.

As stipulated in the purchase and sale contract for Inovação's quotas, signed by Orbitall and TNL Contax, the assets and liabilities of Inovação were to be taken over by TNL Contax within a period of 120 days as from the acquisition date. On July 31, 2004, its assets and liabilities were taken over by TNL Contax at book value.

2 Summary of Significant Accounting Policies

The financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law and rules established by the Brazilian Securities Commission (CVM).

As stipulated in Note 1, on December 29, 2004, Contax Participações took over control of TNL Contax, which resulted from the take-over of Contax S.A. by TNext in February 2003.

In order to allow a better analysis and comparison of the financial statements for the year ended December 31, 2004, the statements of income and changes in financial position of Contax Participações, TNL Contax and Inovação Contact Center were consolidated and combined, when applicable, as if TNL Contax were its subsidiary since January 1, 2004.

Reconciliation of net income (loss) for the parent company during the year, with the reclassified combined statement of income:

Parent company - Contax Participações	7,534

Net income recorded by Inovação during the period starting
on April 1 to July 31 ,2004	1,576

Losses recorded by TNL Contax during the ten-month
period ended October 31 , 2004	(26,727)

Reclassified combined	(17,617)

3 Summary of Significant Accounting Policies

When preparing the financial statements, it is necessary to use estimates to record certain assets, liabilities and other transactions in the accounts. The reclassified combined and consolidated financial statements of the Company and its subsidiary, consequently, include estimates for the determination of the useful lives of the fixed assets, the provisions required for contingent liabilities, decisions on the provisions for income tax and other similar matters. Actual amounts may differ from the estimates.

(a) Revenue recognition

Revenues from services rendered by TNL Contax are recorded on the accrual basis, i.e., on the effective rendering of the services, regardless of their billing dates. Most of the commercial contracts are priced based on indicators such as the number of workstations and speaking time, in addition to performance targets. These revenues are calculated based on available information in the computerized control systems for these indicators, being calculated individually per client. Moreover, these indicators are constantly discussed with the Company's clients, and are reviewed when necessary. Any possible future adjustments arising from these reviews are subsequently recorded.

Operating costs and expenses are recorded on the accrual basis, and are represented mainly by personnel expenses.

Interest income and expense are represented mainly by interest and monetary variations on loans with the parent company, recorded on the accrual basis.

(b) Income tax and social contribution

The provisions for income tax and social contribution payable and deferred on temporary differences are established at the base rate of 34%. The installments paid for early settlement of income tax and social contribution are presented under "Deferred and Recoverable Taxes".

TNL Contax has carried out technical studies covering the generation of future results in compliance with management's expectations, taking into account the continuity and maintenance of the future results. These future results are brought to present values and compared to the nominal values of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's governing bodies (for further details and projections, see Note 10).

(c) Current assets and long-term assets

These are presented at realizable values, including income and monetary variations, when applicable, calculated on a pro rata diem basis.

The provision for doubtful accounts is established based on management's expectations regarding the non-realization of amounts receivable, based on an individual analysis of each credit.

(d) Permanent assets

  Investment - investment in TNL Contax is accounted for using the equity method in compliance with CVM Instruction No. 247/96;

  Property and equipment - is presented at acquisition cost. Depreciation is calculated using the straight-line method at rates that take in to account the assets' expected useful life (Note 13).

  Deferred charges - covers development stage costs for the contact center activities, deferred through November 30, 2000 and amortized over a five-year period.

(e) Payroll and related accruals

The amounts related to vacation pay owed to the employees are covered by provisions established in proportion to the acquisition period thereof.

The subsidiary TNL Contax signed in 2005, through a collective working agreement, a program denominated "PR", for profit sharing with all its workers, complying with the contract signed with FITTEL - Interstate Federation of Telecommunications Companies’ Workers. This profit sharing program is based on an increase in operating profit and individual performance, covering all its workers.

(f) Other current liabilities

These are presented at known or calculable values, in addition to the corresponding charges and monetary variations, when applicable, on a pro rata diem basis.

(g) Provision for contingencies

The provision for contingencies is established for the contingent risks with expectations of "probable loss" based on the opinion of management and in-house counsel, as well as outside legal advisers. The bases, amounts involved and types of main contingencies are described in Note 15.

4 Costs of Services Rendered and
Operating Expenses by Nature

	Consolidated - 2005

	Cost of	Selling,
	services	generlnd
	rendered	administrative	Total

Personnel expenses (i)	670,998	28,771	699,769
Third party services (ii)	93,055	24,038	117,093
Depreciation (iii)	37,919	3,939	41,858
Rental and insurance (iv)	39,385	1,354	40,739
Other	14,500	1,640	16,140

	855,857	59,742	915,599

	Reclassified combined - 2004

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel expenses (i)	469,659	26,908	496,567
Third party services (ii)	54 ,422	15,101	69,523
Depreciation (iii)	22,241	2,985	25,226
Rental and insurance (iv)	16,610	1,783	18,393
Other	11,076	4,940	16,016

	574,008	51,717	625,725

Costs of services rendered and selling, general and administrative expenses grew in general due to the growth of the Company’s business, as well due to the beginning of operations of Inovação on April 1, 2004.

(i) Personnel expenses have increased constantly due to rising business volumes. The number of employees of TNL Contax at December 31, 2005 totaled 49,554 (2004 - 37,926).

(ii) The third party services considered as "Cost of Services Rendered" refer mainly to expenses with workstation maintenance and processing data, while the services considered as "Selling and general and administrative" refer to expenses with consulting services, traveling, legal advice and others.

(iii) This increase is due, mainly to the investments made due to the growth of its business.

(iv) Rental and insurance expenses basically include the values that are being paid for renting the properties and the contact center operating infrastructure.

5 Other Operating Income (Expenses), Net

		Reclassified
	Consolidated	combined

	2005	2004

Amortization of deferred charges (i)	(745)	(746)
Provisions for contingencies (Nota 15)	(10,908)	(613)
Other taxes (ii)	(1,287)	(691)
Other, net	96	249

	(12,844)	(1,801)

(i) The amorization of deferred charges were completed at December 31, 2005.

(ii) "Other taxes" refers, mainly, to IPTU - Municipal Real Estate Tax from the leased buildings.

6 Financial Results

				Reclassified
	Parent Company		Consolidated	combined

	2005	2004	2005	2004

Interest income
Income on marketable securities	13,415	864	21,569	864
Interest on loans with subsidiary (Note 18)	1,963	1,176
Interest expenses
Interest on loans with TNL (Note 18)	(1)		(1)	(9,663)
Provisional Contribution on Financial
Activities (CPMF)	(624)		(5,341)	(2,605)
Taxes on Financial Operations	(2)		(291)	(1,027)
Contingencies monetary variations			(1,000)	(329)
Interest on short-term liabilities			(351)	(1,112)
Other, net	(12)	(85)	(403)	(453)

	14,739	1,955	14,182	(14,325)

7 Non-operating Income (Expenses), Net

		Reclassified
	Consolidated	combined

	2005	2004

Provision for loss of market value (i)
Result on the write-off and sale of fixed assets	235	(36,375)

	235	(36,375)

(i) This refers to the provision recorded to cover the loss due to the adjustment to the market value of a building under construction, held for sale, as stated in Note 11.

8 Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded are presented below:

				Reclassified
	Parent Company		Consolidated	combined

	2005	2004	2005	2004

Income (loss) before income tax
and social contribution	85,253	8,114	130,761	(23,610)

Income tax and social contribution	(28,986)	(2,758)	(44,459)	8,027
Permanent exclusion of equity results	24,396	2,100	-	-
Tax effects on permanent losses (i)	-	-	(6,453)	(2,100)
Others	7	78	820	66

Income tax and social contribution
credit (expense)	(4,583)	(580)	(50,092)	5,993

Efective rate	5.38%	7.15%	38.31%	25.38%

(i) This refers basically to non-deductible fines, donations, gifts and sponsorships.

9 Cash and Cash Equivalents

	Parent Company		Consolidated

	2005	2004	2005	2004

Cash and cash equivalents (i)	313	759	75,539	27,114
Financial investments (ii)	88,933	58,038	153,949	58,038

	89,246	58,797	229,488	85,152

(i) These amounts are kept in a current account as TNL Contax has commitments falling due during the first days of each month related to supplier payments, as well as taxes and payroll.

(ii) This refers to financial investments through December 2004, which are indexed by the variation in the Interbank Deposit Certificates (IDC).

10 Deferred and Recoverable Taxes

	Parent Company				Consolidated

	2005	2004		2005		2004

	Short-	Short-	Short-	Long-	Short-	Long-
	term	term	term	term	term	term

Deferred taxes
Income tax on temporary
differences			854	3,983	11,540	2,714
Social contribution on temporary			305	1,425	4,153	977
Income tax on tax loss
carryforwards			9,248	15,044		31,678
Social contribution on tax loss			3,329	5,428		11,415

			13 ,736	25,880	15,693	46,784

Other taxes recoverable
Income tax recoverable	3,054		18,254		1,876
Social contribution recoverable	1,108		6,719		694
Withholding income tax	2,493	171	4,381		745
Withholding taxes, other than
income			862		1,033
INSS recoverable			1,248		1,749
Other taxes recoverable			557		562

	6,655	171	32,021		6,659

	6,655	171	45,757	25,880	22,352	46,784

TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Decision Nº 273/98, which approved the Statement issued by the Institute of Independent Auditors of Brazil (IBRACON) on recording income tax and social contribution, as well as CVM Instruction Nº 371/02.

Pursuant to the technical study approved by the Company's governing bodies, the generation of future taxable profits during the next six years, brought to present value, will be sufficient to offset these tax credits, as follows:

Through December 31:	2005

2006	12,577
2007	11,500
2008	8,972

33,049

11 Assets Held for Sale

TNL Contax had a building under construction in Rio de Janeiro that is recorded in the accounts at R$ 53,586. Based on an appraisal report prepared by independent experts on October 15, 2004, the Company's management recorded a provision of R$ 36,375 to adjust the realizable value of this property at September 30, 2004 (See Note 7). On January 17, 2005, this property was sold at its net book value to the related party Telemar.

12 Investments - Subsidiary

Represents the Company’s investment in TNL Contax, as described below:

				Interest %

	Stockholders' Equity	Net income for the year (i)	Total common stock outstanding	Voting Callital	Equity results (i)	Investment value

At December 31,2004	197,606	(18,976)	309,550,226	100	6,175	197,606
At December 31,2005	269,357	71,751	309,550,226	100	71,751	269,357

(i) As mentioned in Note 1, equity results recorded by the Company in 2004 includes only TNL Contax’s earnings for November and December of that year. The amount demonstrated above represents TNL Contax losses for the year 2004.

13 Property, Plant and Equipment

			2005	2004

					Annual
		Accumulated	Net	Net	depreciation
	Cost	depreciation	value	value	rate - %

Computer equipment	181,203	(72,,463)	108,7 40	97,612	20
Furniture, fixture sand fittings	31,793	(6,190)	25,603	30,253	10
Facilities on third
party premises	88,203	(12,628)	75,575	34,282	10
Other assets	14 ,146	(2 ,077)	12,069	8,264	4 a 10
Construction-in-progress	3,853		3,853	8,058

	319,198	(93 ,358)	225,840	178 ,469

The increases recorded in 2005 are associated with an increase in the number of workstations associated with the expansion of the Company's activities (2005 - 22,481 and 2003 - 17,507).

14 Taxes Payable

		Parent Company		Consolidated

	2005	2004	2005	2004

Service Tax - ISS			5,235	4,050
PIS and COFINS			4,213	2,756
Income tax and social
contribution payable	4,583	581	27,231	4 ,493

	4,583	581	36,679	11 ,299

15 Provision for Contingencies

		Consolidated

	2005	2004

Tax
Service tax - ISS (i)		1,013
Accrued severance pay - FGTS	940	744
Social Security Institute - INSS (ii)	3,912	209

	4,852	1,966

Labor
Orbitall (iii)	7,020	7,020
Telemar (iv)	6,067
Other claims (v)	10,914	1,556

	24,001	8,576

Civil	64	314

	28,917	10,856

The provision for contingencies reflect management's best estimates for the amounts deemed sufficient to cover probable losses from pending claims at the balance sheet date, based on the expert opinions of legal advisors. The Company and its subsidiary have judicial deposits to guarantee their rights to appeal in labor lawsuits (2005 - R$ 2,798; 2004 - R$ 1,277) and fiscal lawsuits (2005 - R$ 986).

(i) Contingency provision reversed as the risk no longer exists.

(ii) Provision to regulate contributions to SENAC and SEBRAE entities, in the payments made to INSS (National Institute of Social Security), accordingly to the FPAS (Pension and Social Assistance Fund) table.

(iii) As stipulated in the purchase and sale contract of Inovação's quotas signed by Orbitall and TNL Contax, Orbitall would remain fully liable for any labor claims whose dates precede the date of the acquisition of Inovação by TNL Contax (April 1, 2004). In 2004, TNL Contax recorded a provision for labor contingencies in the amount of R$ 7,020, as a contra-entry to the "Credits Receivable - Orbitall".

(iv) As stipulated in the contract between Telemar Norte Leste S.A. and TNL Contax, any labor lawsuits that were originated due to the migration of labor contracts were to be Telemar Norte Leste S.A. responsibility. This value, demonstrated in the table above, was recorded as Credit Receivable.

(v) All labor contingencies that are TNL Contax’s responsibility have been updated, to cover any probable losses.

The other provisions for contingencies basically refer to discussions of tax matters at judicial and administrative levels.

16 Stockholders' Equity

(a) Capital stock

On August 17, 2005, an Extraordinary General Meeting of Contax Participações approved the split of the total of its outstanding shares, resulting in the issue of 2,318,240 new shares (772,758 common shares and 1,545,482 preferred shares), which have been fully allocated to TNL to be distributed, according to the aforementioned Extraordinary General Meeting held on December, 29, 2004, to TNL’s shareholders, in a ratio 1:1, thus satisfying the capital share reduction mentioned above (see details in Note 1).

So, Contax Participações' capital of R$ 223,873 is comprised of 382,121,717 shares, of which 127,373,917 are common shares and 254,747,800 are preferred shares. Common and preferred shares issued due to the split share will participate in the same conditions with the shares that originally comprised the Company’s capital stock, in all benefits, including dividends and any other capital remuneration that could be approved. Additionally, according to the Annual General Meeting (held on April 29, 2005), preferred shares had the right to receive the dividends approved therein.

(b) Additional paid-in capital

In addition to the increase in capital, in November 2004 as mentioned above, there was also a subscription and payment of R$ 50,000 as a capital reserve, the appropriation of which is to be decided by a General Meeting.

(c) Legal reserve

Pursuant to Article 193 of Brazilian Company Law, Contax Participações is obliged to allocate 5% of its net income calculated for the year to a legal reserve, up to 20% of the Company's capital. This allocation is optional when the legal reserve and the capital reserves exceed 30% of capital stock. This reserve may be used to increase capital or offsetting losses, and may not be distributed as dividends.

(d) Statutory reserve

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of Contax Participações’ By-laws, the Company allocated an investment reserve to insure the realization of investments in the Company’s interest, as well as to reinforce its working capital. The investment reserve is limited, together with all other profits reserves, to the amount of capital stock and will be set up with the Company’s Net Income, after the constitution of the legal reserve (5%), mandatory minimum dividends (25%) and other profit retentions.

(e) Unrealized income reserve

As stipulated in Articles 197 and 202 of Law No. 10,303, dated October 31, 2001, Contax Participações allocated the difference between the minimum statutory dividends and net income to the unrealized income reserve, which amount when realized and if not offset by losses in future years, will be added to the first dividend declared after such realization. The calculation of the value of this reserve is presented below.

(f) Proposed dividends

In compliance with its by-laws, Contax Participações should distribute dividends for each year in an amount no less than 25% of adjusted net income, in compliance with Article 202 of Law No. 6,404/76. The Company may also distribute quarterly dividends, provided that the total amount of dividends paid does not exceed the value of its capital reserve.

The mandatory minimum dividends were calculated as follows:

The mandatory minimum dividends were calculated as follows:
2005

Net income for the year	80,669
ApproPriation of statutory reserve	(4,033)

Adjusted net income	76,636

Mandatory minimum dividends - 25%	19,159

Number of common shares outstanding (in thousand)	127,374
Number of preferred shares outstanding (in thousand)	254,748

The mandatory minimum dividends were calculated as follows:

Common shares have voting rights on corporate decisions, while preferred shares do not have these voting rights, although they are assigned priority for reimbursement should the Company be liquidated, with no premium, and on payment of the non-cumulative minimum dividends of: (i) 6% per annum (p.a.) on the amount resulting from dividing the paid-in capital stock by the number of shares issued by the Company; or (ii) 3% of the value of the Stockholders' equity book value per share, whichever is greater, calculated as follow:

2005

(i) Capital	223,873
X % preferred shares	66.66%
X percentage of statutory dividends	6%

Statutory minimum dividends	8,955

(ii) Stockholders' equity	360,556

X % of preferred shares	66.66%
X percentage statutory dividends	3%

Statutory minimum dividends	7,211

As shown in Note 16 (e), Contax Participações appropriated the difference between the minimum mandatory dividends and the proposed dividends to the unrealized income reserve, in the amount of R$ 5,727, which represents the Company’s Net Income for the year after all appropriations to constitute the legal reserve (R$ 4,033) and the statutory reserve (R$ 57,477) (Note16 (d)), as well as the proposed dividends (R$ 13,432). As detailed below, the amount of the proposed dividends is greater than the realized net income.

2005

Net income for the year	80,669
Appropriation to legal reserve	(4,033)

Adjusted net income	76,636

Mandatory minimum dividends - 25%	19,159
Proposed dividends	(13,432)

Unrealized income reserve	5,727

2005

Net income for the year	80,669
Equity accounting adjustments	(71,751)

Net income realized	8,918

Management is proposing at the Annual General Meeting to allocate R$ 57,477 to constitute the statutory reserve for investments and R$ 13,432 as proposed dividends, all related to the year ended December 31, 2005.

On April 29, 2005, the Annual General Meeting approved the distribution of R$ 1,359 as dividends as proposed in the year ended December 31, 2004, whose declaration acts and payment date were the subject of a Notice to the Shareholders on October 5, 2005. Dividends were paid as from October 27, 2005, updated since January 1, 2005, by the TR (Referential Rate).

17 Financial Instruments

The Company has evaluated its assets and liabilities relating to the market/realization values, through available information and evaluation methodologies established by management. However, the market data interpretation, as well as the selection of evaluation methods require a reasonable judgment and estimate to produce the most adequate market value. Therefore, actual amounts may differ from the estimates. The use of different market hypothesis and/or methodologies for estimates, approximates, the estimated realization values.

(a) Cash and cash equivalents, accounts receivables, other assets and accounts payable

The recorded values approximate the market values.

(b) Investiments

Consists, mainly, of an investment in a closely held corporation, recorded on the equity method.

(c) Credit risk

The credit risk associated with accounts receivable is not relevant, due to the financial size of the companies to which the Company provides services, in addition to the monitoring controls imposed on the client portfolio. Doubtful accounts are adequately covered by provisions for any possible future losses on their realization. Financial investments are performed with leading financial institutions, avoiding any liquidity risk.

As of December 31, 2005 and 2004, the Company had no transactions involving derivatives.

18 Related Parties

The main transactions between the Parent Company and its subsidiary, and between the latter and other related parties are summarized below:

								2005

			TNL	Brasil	Brasil	Telemar
	Telemar	Oi	Contax	CAP	Veiculos	Internet	TNL	Total

Assets
Accounts receivable	426			243	548			1,217

	426			243	548			1,217

Liabilities
Suppliers	1,647	132						1,779

	1,647	132						1,779

Revenues
Revenues from services rendered	616,590	103,713		2,955	4,904	5,7 43		733,905
Financial revenues (Note 5)			1,963					1,963

	616,590	103,713	1,963	2,955	4,904	5,7 43		735,868

Costs and expenses
Costs of services rendered	(7,016)	(1,866)						(8,882)
Financial expenses (Note 5)							(1)	(1)

	(7,016)	(1,866)					(1)	(8,883)

								2004

	Telemar	Oi	TNL Contax	Pegasus	Brasil CAP	Brasil Veiculos	TNL	Total

Assets
Accounts receivable	5,021	2,018			527	867		8,433
Loan with subsidiary			25,345					25,345

					527	867
	5,021	2,018	25,345					33,778

Liabilities
Suppliers	1,182							1,182

	1,182							1,182

Revenues
Revenues from services rendered	380,450	72,718			2,361	3980		459,509

	380,450	72,718			2,361	3,980		459,509

Costs and expenses
Costs of services rendered	(4,028)			(472)				(4,500)
Financial revenues			1,176					1,176
Financial expenses (Note 5)							(9,663)	(9,663)

	(4,028)		1,176	(472)			(9,663)	(12,987)

The transactions with related parties are carried out at terms, rates and conditions similar to those for third parties. The loans are remunerated at a rate of 102% of the Interbank Deposit Certificate (IDC) and are classified under long-term assets, based on their expected settlement.

19 Insurance

The Company has a corporative program for risk management with the objective to minimise risks, obtaining in the market cover compatible with its size and operations. Management understands that the amounts of the policies to cover any possible future material damages and loss of revenues arising from such events (loss of profits) are sufficient to guarantee the integrity of its assets and full protection of the continuity of its operations.

At December 31, 2005, the Company had the following main insurance policies contracted with third parties:

Amounts
Insurance lines	insured

Fire properties	45,000
Comprehensive general liability	5,000
Loss of income	45,000

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.